Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Corporation

Commission File No.: 001-32853

Progress Energy: Like Duke in Many Ways

So who is Progress Energy? In many ways, Progress is a lot like Duke Energy.

Whereas Duke Energy is the 2006 combination of Duke and Cinergy, Progress Energy is basically the combination of two major electric companies. In 2000, Carolina Light & Power, which served customers in the Carolinas, merged with Florida Power Corp., which served customers in central and north Florida.

Like Duke, Progress Energy is based in North Carolina – calling Raleigh, N.C. home. Like Duke, it’s a big generator of electricity, with more than 22,000 megawatts of capacity. That compares to Duke’s 35,000 megawatts.

Progress Energy’s territory actually borders Duke on two sides. Most of its territory is east of Duke – bordering the company around the Raleigh/Durham area of North Carolina. But the company also borders Duke on the west – around the Asheville, N.C., area.

You can read more about the comparison between the two companies in this Fact Sheet.

Hard-to-believe, but Progress actually operates four nuclear stations compared to Duke’s three:

•	Brunswick - A two-unit plant near Southport, N.C.

•	Crystal River - A single-unit plant near Crystal River, Fla.

•	Harris - A single-unit plant near New Hill, N.C.

•	Robinson - A single-unit plant near Hartsville, S.C.

Like Duke, Progress Energy is a big proponent of economic development in their service territory. In 2009, Site Selection magazine named Progress Energy one of North America’s Top Utilities for Economic Development for the seventh time in the last eight years. Duke Energy has also been a frequent name in the magazine’s Top 10 list.

Both companies have scored well on JD Power customer satisfaction surveys. In 2010, Duke Energy led the South Region in customer satisfaction as far as fewer outages and lower bills. Progress Energy led the South Region in customer satisfaction among the large business segment.

As far as strategy, Progress Energy is moving along a similar track as Duke with regards to renewable energy and energy efficiency. Check out this explanation from Progress’ annual report: “The company is pursuing a balanced strategy for a secure energy future, which includes aggressive energy-efficiency programs, investments in renewable energy technologies and a state-of-the-art electricity system.” Sound familiar?

If you’re over at YouTube, you may have seen most of Duke Energy’s videos. But Progress Energy has its own page, too, with plenty of videos to watch.

But, of course, there are some differences. Unlike Duke, Progress Energy covers quite a bit of coastal territory. The company serves the Atlantic Coast of North Carolina; and part of the Gulf Coast and Atlantic Coast of Florida. Although Duke has suffered with hurricanes Ike and Hugo over the years, Progress Energy has dealt with many more.

To find out more about Progress Energy, check out the company’s website.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.